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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Donald L. Smith, Jr.
1350 E. Newport Center Drive, Suite 201
Deerfield Beach, FL 33442

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

3/31/05

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 251588109			Page 2 of 8 Pages

1.	Name of Reporting Person: Donald L. Smith, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 305,481

		8.	Shared Voting Power: 1,002,992.62

		9.	Sole Dispositive Power: 305,481

		10.	Shared Dispositive Power: 1,002,992.62

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,308,473.62

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 251588109			Page 3 of 8 Pages

1.	Name of Reporting Person: Smithcon Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,002,992.62

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,002.992.62

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,992.62

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 251588109			Page 4 of 8 Pages

1.	Name of Reporting Person: Smithcon Family Investments, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 985,364.62

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 985,364.62

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 985,364.62

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 251588109	Page 5 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.10 per share (the “Common Stock”), issued by Devcon International Corp., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by (i) Donald L. Smith, Jr. with respect to shares of Common Stock beneficially owned by him, Smithcon Investments, Inc. (“Smithcon”) and Smithcon Family Investments, Ltd. (the “Partnership”); (ii) Smithcon, with respect to shares of Common Stock beneficially owned by it and the Partnership; and (iii) the Partnership, with respect to shares of Common Stock beneficially owned by it. The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons”.

(b)	The address of the principal business and principal office of Donald L. Smith, Jr. is c/o Devcon International Corp., 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

(c)	The address of the principal business and principal office of Smithcon is c/o Devcon International Corp., 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443. Donald L. Smith, Jr. is the sole director and President of Smithcon.

(d)	The address of the principal business and principal office of the Partnership is c/o Devcon International Corp., 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443. Smithcon is the general partner of the Partnership.

(e)	None of the Reporting Persons, or any of the officers or directors of such Reporting Persons to the extent such Reporting Person is a corporation, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Donald L. Smith, Jr. is a citizen of the United States of America.

(g)	Each of Smithcon and the Partnership are organized under the laws of the State of Florida

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     On December 23, 2004, Mr. Smith received 16,940 shares of Devcon Common Stock in partial payment of interest owed to him by the Company. Such shares of Common Stock were valued at $14.00 per share for an aggregate value of $237,160.00. Mr. Smith did not pay any additional consideration in connection with the receipt of such shares of Common Stock.

     On December 21, 2004, the Partnership and James R. Cast, as trustee (the “Trustee”), entered into that certain Agreement, also known as the Smithcon Family Investments, Ltd. Intangibles Trust (the “Trust”), whereby the Partnership transferred to the Trustee certain property (as set forth in the Trust) and the Trustee agreed to hold, invest, reinvest and otherwise deal with that property and such other property as may be given, devised and otherwise transferred to the Trustee for the purposes of the Trust. Pursuant to the terms of the Trust, each calendar year on March 31st prior to the termination of the Trust, the Trustee is authorized to transfer to the Partnership all right, title and interest in and to all of the then principal of the Trust in excess of $100, together with any net income then on hand or accrued. On March 31, 2005, the Trustee, in accordance with the terms of the Trust, transferred to the Partnership all right, title and interest in and to all principal of the Trust in excess of $100, together with any net income then on hand or accrued. As a result, the Partnership received 985,364.62 shares of Common Stock. The Partnership did not pay any additional consideration in connection with the receipt of such shares of Common Stock.

     No shares of Common Stock beneficially owned by the Reporting Persons are held in margin accounts.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by Donald L. Smith, Jr. and the Partnership was for investment. The shares may be disposed of at any time.

CUSIP No. 251588109	Page 6 of 8 Pages

     Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, (e) any material change to the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person is based on 5,832,877 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 7, 2005, as provided by the Company.

          (i) As of the close of business on April 7, 2005, Donald L. Smith, Jr. beneficially owned 1,308,473.62 shares of Common Stock, constituting approximately 22.4% of the shares outstanding.

          (ii) As of the close of business on April 7, 2005, Smithcon beneficially owned 1,002,992.62 shares of Common Stock, constituting approximately 16.8% of the shares outstanding.

          (iii) As of the close of business on April 7, 2005, the Partnership beneficially owned 985,364.62 shares of Common Stock, constituting approximately 16.8% of the shares outstanding.

          (iv) As of the close of business on April 7, 2005, the Reporting Persons were deemed to beneficially own, in the aggregate, 1,308,473.62 shares of Common Stock, constituting approximately 22.4% of the shares outstanding.

     (b) Donald L. Smith has the shared power to vote and dispose of 1,002,992.62 shares of Common Stock. Smithcon and the Partnership do not have the power to vote and dispose of all of the shares of Common Stock beneficially owned by it. Smithcon owns 17,628 shares of Common Stock directly. Donald L. Smith, Jr. as the sole shareholder, officer and director of Smithcon, has the power to vote and dispose of all Common Stock either owned or controlled by Smithcon. Smithcon is the general partner of the Partnership. The Partnership owns 985,364.62 shares of Common Stock. Smithcon, as the sole general partner of the Partnership, and Donald L. Smith, Jr. (by virtue of his ownership of Smithcon), have the shared power to vote and dispose of Common Stock held by the Partnership. The Partnership has shared power to vote and dispose of the 985,364.62 shares of Common Stock owned by it.

     (c) No Reporting Person other than the Partnership has engaged in any transactions involving the class of securities reported herein. During the past 60 days, the Partnership received a distribution of 985,364.62 shares of Common Stock from the Trust.

     (d) No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Joint Filing Agreement

CUSIP No. 251588109	Page 7 of 8 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.

SMITHCON FAMILY INVESTMENTS, LTD.
By:	SMITHCON INVESTMENTS, INC.,
as general partner

By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.
Chairman and Chief Executive Officer

SMITHCON INVESTMENTS, INC.
By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.
Chairman and Chief Executive Officer

CUSIP No. 251588109	Page 8 of 8 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.

SMITHCON FAMILY INVESTMENTS, LTD.
By:	SMITHCON INVESTMENTS, INC.,
as general partner

By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.
Chairman and Chief Executive Officer

SMITHCON INVESTMENTS, INC.
By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.
Chairman and Chief Executive Officer